Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Nine NFL Teams, Including the Tampa Bay Buccaneers and Dallas Cowboys, are Using Versus Systems Technology for 2021 Pre-Season Fan Engagement

Versus Systems Driving In-Stadium Fan Engagement for nearly one third of NFL teams including 49ers, Giants, and Rams

LOS ANGELES, August 23, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that the company is powering live in-stadium and mobile-enabled fan experiences for nine NFL teams starting in the pre-season, including the San Francisco 49ers, Tampa Bay Buccaneers, New York Giants, Dallas Cowboys, Tennessee Titans, Houston Texans, Los Angeles Rams, Philadelphia Eagles and New York Jets.

For the 2021 preseason, fans of these nine teams can use the Versus XEO Platform to play custom interactive games in team apps on their mobile devices while they watch and cheer for their favorite teams.

“The NFL is the home of the definitive live and television events in the United States. Pro football has some of the largest games, the biggest fanbases, and largest television audiences on Earth. We are thrilled to work with some of the league’s biggest franchises, from the 49ers, to the Buccaneers, to the Cowboys, Eagles, Giants, Jets, Rams, Texans and Titans,” said Matthew Pierce, Founder and CEO of Versus Systems. “We are extremely proud to make the world’s most watched, and most entertaining events even more fun.”

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.